Revelation Biosciences, Inc.

4660 La Jolla Village Drive, Suite 100

San Diego, California 92122

February 9, 2026

VIA EDGAR AND E-MAIL

Mr. Chris Edwards

Office of Life Sciences

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	Revelation Biosciences, Inc.
Registration Statement on Form S-3
Commission File No. 333-293078

Dear Mr. Edwards:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Revelation Biosciences Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3 (File No. 333-293078) be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m. Eastern Time on Wednesday, February 11, 2026 or as soon thereafter is practicable.

The Company hereby authorizes Joseph P. Galda of J.P. Galda & Co. to orally modify or withdraw this request for acceleration. Please contact Mr. Galda at (215) 815-1534 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

Revelation Biosciences, Inc.

/s/ Chester S. Zygmont, III
Chief Financial Officer